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                                April 28, 2021

       Michael Rolnick
       Chief Executive Officer
       Chain Bridge I
       100 El Camino Real, Ground Suite
       Burlingame, California 94010

                                                        Re: Chain Bridge I
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 12,
2021
                                                            File No. 333-254502

       Dear Mr. Rolnick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 12,
2021

       Risk Factors
       Risks Related to Our Operations
       Our amended and restated memorandum and articles of association will..., page 72

   1. Please revise this risk factor to disclose that there is also a risk that the exclusive forum provision in your
amended and restated memorandum and articles of association may result in increased
costs for investors to bring a claim. Please also add this disclosure to your risk factor on
page 68 concerning the exclusive forum provision in your warrant agreement.
 Michael Rolnick
FirstName   LastNameMichael Rolnick
Chain Bridge   I
Comapany
April       NameChain Bridge I
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
Underwriting (Conflicts of Interest), page 175

2. We note your new disclosure that you have agreed to engage Cowen and Company, LLC, an underwriter of this offering, to provide financial advisory and placement agent services in connection with your initial business combination. Please include additional disclosure here, as well as in your risk factor disclosure and summary section, to address the following:

                The cost of these services, if known;

                Whether or not the fees are conditioned on the consummation of a business combination; and

                Potential conflicts of interest that Cowen and Company, LLC may have in providing these services (i) given the deferred underwriting compensation discussed elsewhere in the prospectus and (ii) given their affiliate, CB Co-Investment LLC, currently owns a substantial amount of your founder shares that would become worthless without an initial business combination.

         For guidance, refer to CF Disclosure Guidance: Topic No. 11.
       Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at
(202) 551-3264
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Jocelyn Arel